Exhibit 3.6

AMENDMENT

Effective June 16, 2011, Article III, Section 2 of the Bylaws of Murray Pacific is hereby amended and restated in its entirety to read as follows:

“Section 2. Number and Qualification of Directors. The authorized number of directors shall not be less than one (1). The number of directors shall be determined by the board of directors or by the shareholders.”